United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release
Signature Page

Production Report
CVRD — 3Q07 Production Report
OVERCOMING CHALLENGES
Rio de Janeiro, October 25, 2007 — Companhia Vale do Rio Doce (CVRD) achieved in the third quarter of 2007 (3Q07) one of the best operational performances in its history, with record quarterly production of iron ore (78.3 million mt), pellets (4.4 million mt), bauxite (2.6 million mt), kaolin (356,000 mt) and cobalt (597 mt)1.
This performance derives from our investment efforts and operational excellence, despite a challenging environment, characterized by the systematic operation at full capacity and a very tight supply of equipment and spare parts.
FERROUS MINERALS
Iron ore — running at 313 million metric tons per year

							%change	%change
000’ metric tons	3Q06	1Q07	2Q07	3Q07	9M06	9M07	3Q07/3Q06	9M07/9M06

IRON ORE	69,535	65,645	73,753	78,307	195,994	217,705	12.6%	11.1%
Southeastern System	25,020	24,657	28,363	30,018	71,936	83,038	20.0%	15.4%
Itabira	12,108	10,965	11,865	12,082	35,018	34,911	-0.2%	-0.3%
Mariana[1]	7,694	6,980	8,099	8,548	22,140	23,628	11.1%	6.7%
Minas Centrais	5,218	6,711	8,399	9,388	14,778	24,499	79.9%	65.8%
Southern System	23,122	19,180	23,817	23,741	63,433	66,739	2.7%	5.2%
MBR	18,004	14,889	18,380	18,158	48,771	51,427	0.9%	5.4%
Minas do Oeste	5,118	4,290	5,438	5,583	14,662	15,311	9.1%	4.4%
Carajás	21,026	21,568	21,236	24,263	59,545	67,067	15.4%	12.6%
Urucum	367	240	336	285	1,080	861	-22.5%	-20.3%

[1]	Includes ROM that has been provided to Samarco, 630,000 mt in 2Q07 and 1,088,000 mt in 3Q07
Iron ore production in 3Q07 was the highest in CVRD’s history, amounting to 78.3 million mt, up 12.6% compared to the 69.5 million mt produced in 3Q06. In the first nine months of the year the Company produced 217.7 Mt, which is also a new record, being up 11.1% on 9M06.
In 3Q07 the Southeastern System was responsible for a record production of 30.0 million mt, with Brucutu producing 6.1 million mt, a performance consistent with the planned ramp-up. In 9M07, production in the Southeastern System amounted to 83.0 million mt, up 15.4% compared to 9M06.
Production in the Southern System totaled 23.7 million mt in 3Q07, up 2.7% versus 3Q06. In 9M07, production amounted to 66.7 million mt, up 5.2% against 9M06.
In Carajás, iron ore production also reached a new record, of 24.3 million mt in 3Q07, up 15.4% compared to 3Q06, achieving an annualized production rate close to 100 Mt. Production in 9M07 was 67.1 Mt, up 12.6% compared to the same period a year earlier.

[1]	mt=metric tons, Mt=million metric tons, kt=thousand metric tons

Production Report
Pellets — production at full capacity

							%change	%change
000’ metric tons	3Q06	1Q07	2Q07	3Q07	9M06	9M07	3Q07/3Q06	9M07/9M06

PELLETS	3,923	4,175	4,311	4,434	9,812	12,919	13.0%	31.7%
CVRD I and CVRD II	1,573	1,562	1,569	1,556	4,420	4,687	-1.1%	6.0%
Fabrica	891	935	1,048	1,048	2,978	3,031	17.6%	1.8%
São Luís	1,459	1,678	1,694	1,830	2,413	5,201	25.4%	115.5%
In response to the strong global demand for pellets, the Company’s production in 3Q07 was 4,434,000 mt, the highest volume reported in any quarter, exceeding the previous record of 4,371,000 mt reached in 4Q06. All pellet plants are operating at full capacity, including São Luís, whose nominal capacity has been increased to 7 million tons per year.
In 3Q07, 2.9 million mt of blast furnace pellets and 1.6 million mt of direct production pellets were produced.
Total pellet volume produced in 9M07 amounted to 12.9 million mt, up 31.7% compared to 9M06.
In the consolidated figures under the concept of BR GAAP (generally accepted accounting principles in Brazil), whereby volumes produced by the joint ventures (Samarco, Nibrasco, Hispanobras, Itabrasco and Kobrasco) are computed according to CVRD’s equity stake, pellet production in 3Q07 amounted to 9.1 million mt, an increase of 5.6% compared to 3Q06.
In the first nine months of the year, pellet production according to the concept of BR GAAP was 26.6 million mt.
Manganese ore and ferroalloys — temporary shutdown of Azul and Dunkerque

							%change	%change
000’ metric tons	3Q06	1Q07	2Q07	3Q07	9M06	9M07	3Q07/3Q06	9M07/9M06

MANGANESE ORE	610	410	706	100	1,665	1,215	-83.7%	-27.0%
Azul	471	322	567	10	1,248	899	-98.0%	-28.0%
Urucum	90	54	68	83	278	206	-7.9%	-25.9%
Other mines	49	34	70	7	140	111	-85.6%	-20.5%

FERROALLOY	140	131	144	130	396	405	-6.9%	2.3%
Brasil	68	65	73	70	195	208	3.9%	7.1%
Dunkerque	41	32	37	19	107	88	-54.3%	-18.3%
Mo I Rana	26	28	29	35	78	92	37.4%	18.0%
Urucum	5	6	6	6	16	17	7.7%	5.5%
Production of manganese ore totaled 100,000 mt in 3Q07, down 83.7% compared to 3Q06. Operations at the Azul mine were suspended from July of this year in order to give total priority to the transport of iron ore on the Carajás railroad (EFC).
In the first nine months of 2007, manganese ore production was 1.215 million mt, compared to 1.665 million mt in 9M06.
In 3Q07, ferroalloy production amounted to 130,000 mt, down 6.9% compared to 3Q06. The main reason for this reduction was the stoppage of one of the furnaces at our Dunkerque plant in the last week of August for repairs. This furnace is expected to resume operations in the first week of November, and it is estimated that this shutdown will result in a drop in ferroalloy production of 20,000 mt.
In this quarter, ferroalloy production consisted of 54,600 mt of ferrosilicon manganese alloys (FeSiMn), 51,200 of high-carbon manganese alloys, 14,900 mt of medium-carbon manganese alloys (FeMnMC) and 7,100 mt of other types of alloys. Production of cored wire (specialty alloys) was 1,900 mt.

Production Report
NON-FERROUS MINERALS
Nickel — the operational challenges

							%change	%change
000’ metric tons	3Q06	1Q07	2Q07	3Q07	9M06	9M07	3Q07/3Q06	9M07/9M06

NICKEL	50.0	61.4	62.5	55.1	169.5	179.0	10.1%	5.6%
Ontario	17.3	23.3	20.8	19.3	69.1	63.4	11.5%	-8.3%
Manitoba	5.3	7.8	8.0	5.7	26.8	21.5	7.2%	-19.8%
Indonesia	15.9	18.0	19.5	17.7	51.0	55.2	11.3%	8.2%
Voisey’s Bay	11.4	12.1	14.1	12.3	22.1	38.4	7.5%	73.8%
Others	0.1	0.2	0.1	0.1	0.5	0.5	n.m.	n.m.
Finished nickel production in 3Q07 reached 55,100 mt, up 10.1% compared to 3Q06. In the first nine months of the year, accumulated production totaled 179,000 mt, rising 5.6% compared to 9M06.
Production at Sudbury, Ontario, totaled 19,300 mt in 3Q07. There were maintenance stoppages and adjustments carried out to our equipment. In addition to this, there were mechanical problems with kiln # 1 at the Clydach refinery, in Wales, which processes part of the production from Sudbury.
Production in Thompson, Manitoba, was 5,700 mt in 3Q07. Heavy rainfall in the Thompson area resulted in excess moisture in the nickel ores and smelter feed challenges with recycles at the operations.
CVRD produces nickel-in-matte in Indonesia, an intermediary product which is transformed at our refinery in Tokyo, Japan Inco TNC Ltd (ITL). Production of refined nickel was 17,700 mt in 3Q07 compared to 15,900 mt of the same period a year earlier.
The figures shown for finished nickel production do not include the quantities produced from nickel concentrates purchased from other companies and processed externally under tolling arrangements. These volumes were 3,000 mt in 3Q07, being a total of 12,200 mt in the first nine months of 2007, compared to 13,000 mt in the same period a year earlier.
The Company is revising its production target for 2007, reducing it by 24 kt compared to the announced at the beginning of this year. Consequently, we expect to produce 246 kt of finished nickel in 2007. Our supply will reach 260 kt, given the 14 kt obtained through the tolling arrangements. It is estimated that 80% of the reduction in the targeted production is determined by challenges at the Sudbury matte processing facilities and the problems with the kiln at the Clydach refinery while 20% is due to a shortfall in the output from the Sudbury mines caused by geological conditions and infrastructure issues in the first quarter of the year.
In order to mitigate these problems and to upgrade the efficiency of our operations, we announced an investment of US$1.019 billion for 2008 to sustain the existing nickel operations, representing an increase of 32% to the US$770 million budgeted for this year.
Copper — production up 20%

							%change	%change
000’ metric tons	3Q06	1Q07	2Q07	3Q07	9M06	9M07	3Q07/3Q06	9M07/9M06

COPPER	59.8	77.3	68.1	64.8	175.1	210.3	8.3%	20.0%
Sossego	32.2	29.9	29.2	26.9	84.2	86.0	-16.5%	2.1%
Ontario	20.8	31.5	28.5	23.9	73.4	84.0	15.0%	14.4%
Manitoba	0.1	0.4	0.3	0.3	0.5	1.0	166.0%	98.2%
Voisey’s Bay	2.5	12.5	7.8	11.5	17.0	31.8	360.9%	87.1%
Others	4.2	3.0	2.3	2.2	0.0	7.5	-47.4%	n.m.

Production Report
CVRD produces copper concentrates at Sossego, Brazil, and copper concentrates, copper anodes and cathodes at its operations in Canada, where copper is a byproduct of nickel. The figures shown in this report refer to the volumes of copper contained in these products.
The copper production at Sossego was 26,900 mt in 3Q07, down 16.5% compared to 3Q06. The reduction was caused by a maintenance stoppage at the processing plant, which lasted five days and lower copper grades. In 9M07, production totaled 86,000 mt, compared to 84,200 mt in 9M06.
The Canadian operations added 37,900 mt of copper in 3Q07, compared to 27,600 mt in 3Q06. As a result of the installation of a copper removal circuit at the Clarabelle mill plant in Sudbury, as a way of exploiting synergies, the production of copper concentrate has tended to increase relatively to the production of copper anodes. This change has contributed to a reduction in the quantity of copper contained in Sudbury. In this way, in 3Q07, volume produced was 23,900 mt, compared to 28,500 mt in the previous quarter.
The Company’s copper production totaled 210,300 mt in the first nine months of 2007, up 20% compared to the same period a year earlier.
Nickel by-products — cobalt production sets a new record

							%change	%change
	3Q06	1Q07	2Q07	3Q07	9M06	9M07	3Q07/3Q06	9M07/9M06

COBALT (metric tons)	356	579	597	668	1,403	1,844	87.7%	31.4%
Ontario	98	224	214	163	511	601	66.3%	17.5%
Manitoba	40	56	53	24	333	133	-40.5%	-60.2%
Voisey’s Bay	155	270	281	257	378	808	65.7%	113.8%
Others	63	29	49	225	181	303	256.3%	67.1%

PLATINUM (000’ounces)	32	29	39	43	108	111	34.7%	2.4%
Ontario	32	29	39	43	108	111	34.7%	2.4%

PALLADIUM (000’ounces)	47	45	55	52	136	152	10.6%	11.7%
Ontario	47	45	55	52	136	152	10.6%	11.7%

GOLD (000’ ounces)	19	18	21	22	58	61	15.8%	4.5%
Ontario	19	18	21	22	58	61	15.8%	4.5%

SILVER (000’ ounces)	535	623	448	605	2,045	1,676	13.1%	-18.0%
Ontario	535	623	448	605	2,045	1,676	13.1%	-18.0%
In this quarter cobalt production reached a record 668 mt, up 87.7% on the same period a year earlier. Production of platinum and palladium also showed an excellent performance, up 34.7% and 10.6%, respectively, in 3Q07, versus 3Q06.
Potash — growth resumes

							%change	%change
000’ metric tons	3Q06	1Q07	2Q07	3Q07	9M06	9M07	3Q07/3Q06	9M07/9M06

POTASH	179	155	163	180	552	498	0.9%	-9.7%
Taquari-Vassouras	179	155	163	180	552	498	0.9%	-9.7%
Production of potash at the Taquari-Vassouras mine reached 180,000 mt in 3Q07, in line with 3Q06. In the first nine months of the year volume produced was 490,000 mt, down 9.7% on that produced in 9M06.

Production Report
In the first half of the year, the performance of the Company’s potash operations was adversely affected by problems with mining equipment. Furthermore, since 2006, we have been mining a section of the mine that has lower grades. The geological condition of the deposits, in contrast with the case of non-ferrous minerals, does not allow a rapid change in grades. We expect to start mining a higher-grade section in about 15 months. Production volume estimate for this year have been revised to 684,000 mt.
Kaolin — new record

							%change	%change
000’ metric tons	3Q06	1Q07	2Q07	3Q07	9M06	9M07	3Q07/3Q06	9M07/9M06

KAOLIN	341	292	327	356	1,020	975	4.4%	-4.4%
PPSA	152	126	150	178	446	454	17.4%	1.9%
Cadam	189	166	178	177	574	521	-6.1%	-9.3%
In 3Q07, kaolin production reached 356,000 mt, up 4.4% compared to 3Q06, setting a new Company quarterly record. The PPSA operation produced 178,000 mt, up 17.4% compared to 3Q06, while CADAM produced 177,000 mt, 12,000 mt less than in the same quarter a year earlier.
In the first nine months of the year, CVRD’s total kaolin production was 975,000 mt, down 4.4% compared to 9M06, as a result of the operational problems faced in 1H07.
ALUMINUM
Bauxite — Paragominas ramping up

							%change	%change
000’ metric tons	3Q06	1Q07	2Q07	3Q07	9M06	9M07	3Q07/3Q06	9M07/9M06

BAUXITE	1,861	1,731	2,128	2,586	5,264	6,445	39.0%	22.4%
Trombetas	1,861	1,731	1,776	1,867	5,264	5,374	0.3%	2.1%
Paragominas	—	—	352	719	—	1,071	n.a.	n.a.
In 3Q07 the Company’s bauxite production reached a new record of 2.586 million mt, an increase of 39.0% versus 3Q06, of 1.861 million mt. Bauxite production at Trombetas, state of Pará, Brazil, set a new record, of 1.867 million mt.
The new bauxite mine at Paragominas, in the state of Pará, produced 719,000 mt in 3Q07, continuing its ramp up. The slurry pipeline for the transport of bauxite from Paragominas to Barcarena (the first pipeline in the world for the transportation of bauxite) — is operating without problems. Estimated production volume for this year 1.9 million mt.
In the first nine months of the year, total bauxite production was 6.445 million mt, up 22.4% compared to 9M06.
Alumina — in line

							%change	%change
000’ metric tons	3Q06	1Q07	2Q07	3Q07	9M06	9M07	3Q07/3Q06	9M07/9M06

ALUMINA	1,063	978	995	1,123	2,812	3,096	5.6%	10.1%
Alunorte	1,063	978	995	1,123	2,812	3,096	5.6%	10.1%

Production Report
The ramp up of Paragominas and the rise in bauxite production at Trombetas enabled the Company to produce 1.123 million mt of alumina at our alumina refinery (Alunorte) in Barcarena in 3Q07, up 2.6% against 3Q06.
The volume of alumina produced in the first nine months was 3.096 million mt, with production expected to reach 4.3 million mt for 2007, compared to 3.9 million mt in 2006.
Aluminum — in line

							%change	%change
000’ metric tons	3Q06	1Q07	2Q07	3Q07	9M06	9M07	3Q07/3Q06	9M07/9M06

ALUMINUM	138	136	137	138	412	412	-0.3%	0.0%
Albras	115	113	114	115	341	341	0.1%	0.1%
Valesul	24	23	24	23	71	70	-2.3%	-0.5%
The production of aluminum in 3Q07 totaled 138,000 mt, equal to the amount in the same period a year earlier, there having been no expansion in capacity.
In 9M07 production totaled 412,000 mt, in line with the Company’s target. Production at Albras, in Barcarena, was 341,000 mt in 9M07, while at Valesul, located in Santa Cruz, the figure was 71,000 mt.
COAL
Coal — recovery

							%change	%change
000’ metric tons	3Q06	1Q07	2Q07[1]	3Q07	9M06	9M07[2]	3Q07/3Q06	9M07/9M06

METALLURGICAL COAL	—	—	523	946	—	1,469	n.a.	n.a.
Integra Coal	—	—	408	679	—	1,087	n.a.	n.a.
Isaac Plains	—	—	26	120	—	146	n.a.	n.a.
Carborough Downs	—	—	63	147	—	210	n.a.	n.a.
Broadlea	—	—	26	0	—	26	n.a.	n.a.

THERMAL COAL	—	—	137	198	—	335	n.a.	n.a.
Integra Coal	—	—	73	152	—	225	n.a.	n.a.
Isaac Plains	—	—	52	47	—	99	n.a.	n.a.
Broadlea	—	—	12	0	—	12	n.a.	n.a.

[1]	May and June figures

[2]	May to September figures
CVRD Australia, our wholly owned subsidiary, owns four coal assets: Integra Coal (61.2%), Carborough Downs (80%), Isaac Plains (50%) and Broadlea (100%).
Production in 3Q07 was 946,000 mt of metallurgical coal and 198,000 mt of thermal coal. As a consequence, there was an increase in production compared to the previous quarter (adjusted by the lower number of days under the control of CVRD). The problems caused by flooding on the Hunter river in Australia, in June, who adversely affected production at Integra Coal, were only eliminated in September.
Between May and September of this year, CVRD Australia produced 1.804 million mt, being 1.479 million mt of metallurgical coal and 335,000 mt of thermal coal. Total production forecast for the period from May to the end of December 2007 is 2.9 million mt.
Most of the production of metallurgic coal — 1.087 million mt, 74.0% of the Company’s total production — comes from Integra Coal, in the Hunter Valley, state of New South Wales, which has both open pit and underground mines.

Production Report
Carborough Downs (underground mine), Isaac Plains (open pit mine) and Broadlea (open pit mine) are located in Central Queensland, in the state of Queensland, Australia.
Due to congestion at Australia’s coal ports, operations at Broadlea were shut down since July and are expected to restart in 1Q08. Production from Broadlea, Carborough Downs and Isaac Plains is transported along the Goonyella logistics corridor. It links the mines of the Central Queensland Bowen Basin to the Darymple Bay maritime terminal, while coal produced by Integra is transported along the Hunter Valley and shipped from the port of Newcastle, Australia’s largest coal port.

CVRD Production Report — US GAAP*
1,000 metric tons (unless stated otherwise)

							% Change	% Change
	3Q06	1Q07	2Q07	3Q07	9M06	9M07	3Q07/3Q06	9M07/9M06

IRON ORE	69,535	65,645	73,753	78,307	195,994	217,705	12.6%	11.1%
Southeastern System	25,020	24,657	28,363	30,018	71,936	83,038	20.0%	15.4%
Itabira	12,108	10,965	11,865	12,082	35,018	34,911	-0.2%	-0.3%
Mariana	7,694	6,980	8,099	8,548	22,140	23,628	11.1%	6.7%
Minas Centrais	5,218	6,711	8,399	9,388	14,778	24,499	79.9%	65.8%
Southern System	23,122	19,180	23,817	23,741	63,433	66,739	2.7%	5.2%
MBR	18,004	14,889	18,380	18,158	48,771	51,427	0.9%	5.4%
Minas do Oeste	5,118	4,290	5,438	5,583	14,662	15,311	9.1%	4.4%
Carajás	21,026	21,568	21,236	24,263	59,545	67,067	15.4%	12.6%
Urucum	367	240	336	285	1,080	861	-22.5%	-20.3%

PELLETS	3,923	4,175	4,311	4,434	9,812	12,919	13.0%	31.7%
CVRD I and CVRD II	1,573	1,562	1,569	1,556	4,420	4,687	-1.1%	6.0%
Fabrica	891	935	1,048	1,048	2,978	3,031	17.6%	1.8%
São Luís	1,459	1,678	1,694	1,830	2,413	5,201	25.4%	115.5%

MANGANESE ORE	610	410	706	100	1,665	1,215	-83.7%	-27.0%
Azul	471	322	567	10	1,248	899	-98.0%	-28.0%
Urucum	90	54	68	83	278	206	-7.9%	-25.9%
Other mines	49	34	70	7	140	111	-85.6%	-20.5%

FERRO-ALLOYS	140	131	144	130	396	405	-6.9%	2.3%
Brasil	68	65	73	70	195	208	3.9%	7.1%
Dunkerque	41	32	37	19	107	88	-54.3%	-18.3%
Mo I Rana	26	28	29	35	78	92	37.4%	18.0%
Urucum	5	6	6	6	16	17	7.7%	5.5%

NICKEL	50	61	63	55	170	179	10.1%	5.6%
Ontario	17	23	21	19	69	63	11.5%	-8.3%
Manitoba	5	8	8	6	27	22	7.2%	-19.8%
Indonesia	16	18	20	18	51	55	11.3%	8.2%
Voisey’s Bay	11	12	14	12	22	38	7.5%	73.8%
Others	0	0	0	0	1	0	n.m.	n.m.

COPPER	60	77	68	65	175	210	8.3%	20.0%
Sossego	32	30	29	27	84	86	-16.5%	2.1%
Ontario	21	32	29	24	73	84	15.0%	14.4%
Manitoba	0	0	0	0	1	1	166.0%	98.2%
Voisey’s Bay	2	13	8	11	17	32	360.9%	87.1%
Others	4	3	2	2	0	7	-47.4%	n.m.

ALUMINA	1,063	978	995	1,123	2,812	3,096	5.6%	10.1%
Alunorte	1,063	978	995	1,123	2,812	3,096	5.6%	10.1%

ALUMINUM	138	136	137	138	412	412	-0.3%	0.0%
Albras	115	113	114	115	341	341	0.1%	0.1%
Valesul	24	23	24	23	71	70	-2.3%	-0.5%

METALLURGICAL COAL	—	—	523	946	—	1,469	n.a.	n.a.
Integra Coal	—	—	408	679	—	1,087	n.a.	n.a.
Isaac Plains	—	—	26	120	—	146	n.a.	n.a.
Carborough Downs	—	—	63	147	—	210	n.a.	n.a.
Broadlea	—	—	26	0	—	26	n.a.	n.a.

THERMAL COAL	—	—	137	198	—	335	n.a.	n.a.
Integra Coal	—	—	73	152	—	225	n.a.	n.a.
Isaac Plains	—	—	52	47	—	99	n.a.	n.a.
Broadlea	—	—	12	0	—	12	n.a.	n.a.

COBALT (tons)	356	579	597	668	1,403	1,844	87.7%	31.4%
Ontario	98	224	214	163	511	601	66.3%	17.5%
Manitoba	40	56	53	24	333	133	-40.5%	-60.2%
Voisey’s Bay	155	270	281	257	378	808	65.7%	113.8%
Others	63	29	49	225	181	303	256.3%	67.1%

PLATINUM (thousand of ounces)	32	29	39	43	108	111	34.7%	2.4%
Ontario	32	29	39	43	108	111	34.7%	2.4%

PALLADIUM (thousand of ounces)	47	45	55	52	136	152	10.6%	11.7%
Ontario	47	45	55	52	136	152	10.6%	11.7%

GOLD (thousand of ounces)	19	18	21	22	58	61	15.8%	4.5%
Ontario	19	18	21	22	58	61	15.8%	4.5%

SILVER (thousand of ounces)	535	623	448	605	2,045	1,676	13.1%	-18.0%
Ontario	535	623	448	605	2,045	1,676	13.1%	-18.0%

POTASH	179	155	163	180	552	498	0.9%	-9.7%
Taquari-Vassouras	179	155	163	180	552	498	0.9%	-9.7%

KAOLIN	341	292	327	356	1,020	975	4.4%	-4.4%
PPSA	152	126	150	178	446	454	17.4%	1.9%
Cadam	189	166	178	177	574	521	-6.1%	-9.3%

*	Under US GAAP, CVRD consolidates the total production volumes of companies in which it has more than 50% of the voting capital and effective control.

CVRD Production Report — Consolidated BR GAAP*
1,000 metric tons (unless stated otherwise)

							% Change	% Change
	3Q06	1Q07	2Q07	3Q07	9M06	9M07	3Q07/3Q06	9M07/9M06

IRON ORE	71,337	67,354	75,540	80,170	201,139	223,064	12.4%	10.9%
Southeastern System	25,020	24,657	28,363	30,018	71,936	83,038	20.0%	15.4%
Itabira	12,108	10,965	11,865	12,082	35,018	34,911	-0.2%	-0.3%
Mariana	7,694	6,980	8,099	8,548	22,140	23,628	11.1%	6.7%
Minas Centrais	5,218	6,711	8,399	9,388	14,778	24,499	79.9%	65.8%
Southern System	23,122	19,180	23,817	23,741	63,433	66,739	2.7%	5.2%
MBR	18,004	14,889	18,380	18,158	48,771	51,427	0.9%	5.4%
Minas do Oeste	5,118	4,290	5,438	5,583	14,662	15,311	9.1%	4.4%
Carajás	21,026	21,568	21,236	24,263	59,545	67,067	15.4%	12.6%
Urucum	367	240	336	285	1,080	861	-22.5%	-20.3%
Samarco	1,802	1,709	1,788	1,863	5,144	5,359	3.4%	4.2%

PELLETS	8,666	8,555	8,898	9,149	24,173	26,601	5.6%	10.0%
CVRD I and CVRD II	1,573	1,562	1,569	1,556	4,420	4,687	-1.1%	6.0%
Fabrica	891	935	1,048	1,048	2,978	3,031	17.6%	1.8%
São Luís	1,459	1,678	1,694	1,830	2,413	5,201	25.4%	115.5%
Nibrasco	1,188	1,147	1,044	1,185	3,479	3,375	-0.3%	-3.0%
Kobrasco	646	601	630	614	1,853	1,844	-5.0%	-0.5%
Hispanobras	560	573	569	566	1,703	1,708	1.1%	0.3%
Itabrasco	529	509	529	491	1,533	1,529	-7.2%	-0.3%
Samarco	1,819	1,551	1,816	1,860	5,134	5,226	2.2%	1.8%

MANGANESE ORE	610	410	706	100	1,665	1,215	-83.7%	-27.0%
Azul	471	322	567	10	1,248	899	-98.0%	-28.0%
Urucum	90	54	68	83	278	206	-7.9%	-25.9%
Other mines	49	34	70	7	140	111	-85.6%	-20.5%

FERRO-ALLOYS	140	131	144	130	396	405	-6.9%	2.3%
Brasil	68	65	73	70	195	208	3.9%	7.1%
Dunkerque	41	32	37	19	107	88	-54.3%	-18.3%
Mo I Rana	26	28	29	35	78	92	37.4%	18.0%
Urucum	5	6	6	6	16	17	7.7%	5.5%

NICKEL	50	61	63	55	170	179	10.1%	5.6%
Ontario	17	23	21	19	69	63	11.5%	-8.3%
Manitoba	5	8	8	6	27	22	7.2%	-19.8%
Indonesia	16	18	20	18	51	55	11.3%	8.2%
Voisey’s Bay	11	12	14	12	22	38	7.5%	73.8%
Others	0	0	0	0	1	0	n.m.	n.m.

COPPER	60	77	68	65	182	210	8.3%	15.4%
Sossego	32	30	29	27	84	86	-16.5%	2.1%
Ontario	21	32	29	24	73	84	15.0%	14.4%
Manitoba	0	0	0	0	1	1	166.0%	98.2%
Voisey’s Bay	2	13	8	11	17	32	360.9%	87.1%
Others	4	3	2	2	7	7	-47.4%	n.m.

BAUXITE	1,861	1,731	2,128	2,586	5,264	6,445	39.0%	22.4%
Trombetas	1,861	1,731	1,776	1,867	5,264	5,374	0.3%	2.1%
Paragominas	0	0	352	719	0	1,071	n.a.	n.a.

ALUMINA	1,063	978	995	1,123	2,812	3,096	5.6%	10.1%
Alunorte	1,063	978	995	1,123	2,812	3,096	5.6%	10.1%

ALUMINUM	138	136	137	138	412	412	-0.3%	0.0%
Albras	115	113	114	115	341	341	0.1%	0.1%
Valesul	24	23	24	23	71	70	-2.3%	-0.5%

METALLURGICAL COAL	—	—	523	946	—	1,469	n.a.	n.a.
Integra Coal	—	—	408	679	—	1,087	n.a.	n.a.
Isaac Plains	—	—	26	120	—	146	n.a.	n.a.
Carborough Downs	—	—	63	147	—	210	n.a.	n.a.
Broadlea	—	—	26	0	—	26	n.a.	n.a.

THERMAL COAL	—	—	137	198	—	335	n.a.	n.a.
Integra Coal	—	—	73	152	—	225	n.a.	n.a.
Isaac Plains	—	—	52	47	—	99	n.a.	n.a.
Broadlea	—	—	12	0	—	12	n.a.	n.a.

COBALT (tons)	356	579	597	668	1,403	1,844	87.7%	31.4%
Ontario	98	224	214	163	511	601	66.3%	17.5%
Manitoba	40	56	53	24	333	133	-40.5%	-60.2%
Voisey’s Bay	155	270	281	257	378	808	65.7%	113.8%
Others	63	29	49	225	181	303	256.3%	67.1%

PLATINUM (thousand of ounces)	32	29	39	43	108	111	34.7%	2.4%
Ontario	32	29	39	43	108	111	34.7%	2.4%

PALLADIUM (thousand of ounces)	47	45	55	52	136	152	10.6%	11.7%
Ontario	47	45	55	52	136	152	10.6%	11.7%

GOLD (thousand of ounces)	19	18	21	22	58	61	15.8%	4.5%
Ontario	19	18	21	22	58	61	15.8%	4.5%

SILVER (thousand of ounces)	535	623	448	605	2,045	1,676	13.1%	-18.0%
Ontario	535	623	448	605	2,045	1,676	13.1%	-18.0%

POTASH	179	155	163	180	552	498	0.9%	-9.7%
Taquari-Vassouras	179	155	163	180	552	498	0.9%	-9.7%

KAOLIN	341	292	327	356	1,020	975	4.4%	-4.4%
PPSA	152	126	150	178	446	454	17.4%	1.9%
Cadam	189	166	178	177	574	521	-6.1%	-9.3%

*	1)	Under Consolidated BR GAAP, CVRD consolidates the total production of all the companies in which it has more than 50% of the voting capital and effective control.

	2)	For the companies in which CVRD has shared control (Samarco, Nibrasco, Kobrasco, Hispanobras, Itabrasco and MRN), consolidation is proportional to CVRD’s stake in the company.

	3)	The production volumes of companies in which CVRD has minority interests are not consolidated.

Production Report

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcus Thieme: Marcus.thieme@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Patrícia Calazans: patrícia.Calazans@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Tacio Neto: tacio.neto@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 25, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations